UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-21834

Investment Company Act File Number
York Enhanced Strategies Fund, LLC

(exact name of registrant as specified in its charter)
Delaware

(State or other jurisdiction of
incorporation or organization)


20-3036427

(I.R.S. Employer Identification No.)
767 Fifth Avenue, 17th floor
New York, New York

(Address of principal executive offices)
10153

(Zip Code)1-212-300-1300(Registrant's telephone number)
PART I
RULE 8b-25

The Registrant files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the "Investment Company Act") (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q
("Form N-Q"), which is filed pursuant to Rule 30b-15 under the Investment Company Act, be extended from May 30, 2010 to July 30, 2010 as permitted by Rule 8b-25.

Pending receipt of information from third parties with respect to the tax status of the Company, the Company is not able to finalize the presentation of its financial statements. The Companys Form N-Q will be completed and filed with the Securities and Exchange Commission as soon as practicable.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. Because of the facts and circumstances described above, it is impractical for the Company to furnish a Form N-Q by May 30, 2010. Further, the Company strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

PART II
OTHER INFORMATION

(1)
Name and telephone number of person to contact with respect to this notification:
Adam J. Semler(Name)


(212)

300-1300

(Area Code)

(Telephone Number)


SIGNATURES
     The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:
/s/
Adam J. Semler

Chief Financial Officer &
Secretary


June 3, 2010